UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15027070

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
JUN - 1 2015
WASH., D.C.

SEC FILE NUMBER
8- 17613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2014 (MM/DD/YY) AND ENDING MARCH 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2440 CAMINO RAMON, SUITE 103
(No. and Street)

SAN RAMON (City) CALIFORNIA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE YEE (925) 866-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., SUITE 430 (Address) HAYWARD (City) CALIFORNIA (State) 94541 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CLARENCE YEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY, as of MARCH 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

PRESIDENT
Title

SEE CERTIFICATE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 28th day of May, 2015, by
Date | Month | Year

(1) Clarence Yee,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______________________,
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

LAURA WICH
Commission # 1991538
Notary Public - California
Contra Costa County
My Comm. Expires Sep 17, 2016

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: n/a Number of Pages: 1

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2015

TABLE OF CONTENTS

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of L.S.Y., Inc. dba American Investors Company

We have audited the accompanying financial statements of L.S.Y., Inc. dba American Investors Company, which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. L.S.Y., Inc., dba American Investors Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of L.S.Y., Inc. dba American Investors Company as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of L.S.Y., Inc. dba American Investors Company's financial statements. The supplemental information is the responsibility of L.S.Y., Inc. dba American Investors Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hansen & Company

Hayward, California
May 27, 2015

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2015

ASSETS

Cash and cash equivalents	$ 854,966
Commissions and fees receivable	1,311,434
Marketable securities	201,118
Prepaid expenses	6,143
Furniture and equipment, at cost, less accumulated depreciation of $26,353	21,529
Other assets	62,197
Total assets	$ 2,457,387

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 37,494
Commissions payable		1,207,857
Accrued wages and benefits		335,874
Payroll taxes payable		24,864
Income taxes payable		14,738
Allowance for litigation costs		275,000
Total liabilities		$ 1,895,827
Stockholders' equity		
Capital stock - authorized 100,000 shares; $10 stated value; issued and outstanding 7,000 shares	$ 70,000	
Paid in surplus	50,475	
Retained earnings	441,085	
Total stockholders' equity		561,560
Total liabilities and stockholders' equity		$ 2,457,387

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2015

REVENUES		
Commissions		$ 5,921,574
Fees		5,803,920
Other		58,462
Total revenues		11,783,956
OPERATING EXPENSES		
Commissions	$ 10,240,047	
Advertising	3,990	
Automobile and travel	7,582	
Depreciation	2,352	
Dues and subscriptions	5,037	
Employee benefits	100,143	
Insurance	4,358	
Miscellaneous	4,323	
Office salaries	747,502	
Officers' salaries	274,971	
Office supplies and postage	14,274	
Outside services	31,018	
Professional services	253,015	
Rent	88,715	
Repairs and maintenance	10,270	
Taxes, licenses and regulatory fees	111,921	
Telephone	13,716	
Total operating expenses		11,913,234
Income (loss) before income taxes		(129,278)
INCOME TAXES (BENEFIT)		(47,594)
NET INCOME (LOSS)		$ (81,684)

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2015

	Balance March 31, 2014	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2015
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	50,475	---	---	50,475
Retained earnings	522,769	(81,684)	---	441,085
Total	$ 643,244	$ (81,684)	$ ---	$ 561,560

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(81,684)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	2,352
(Increase) decrease in:	
Commissions and fees receivable	15,824
Marketable securities	(52,053)
Prepaid expenses	3,328
Other assets	(45,571)
Increase (decrease) in:	
Accounts payable	(3,784)
Commissions payable	(20,063)
Accrued wages and benefits	90,746
Payroll taxes payable	9,011
Income taxes payable	9,672
Deferred income tax	(19,500)
Allowance for litigation costs	275,000
Net cash provided by operating activities	183,278
CASH FLOWS FROM INVESTING ACTIVITIES	(18,001)
Acquisition of furniture and equipment	
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET INCREASE IN CASH AND CASH EQUIVALENTS	165,277
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	689,689
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 854,966

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ ---
Income taxes	$ 10,834

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, generates commissions through sales of various products and generates fees through investment management and advisory services.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to seven years, the useful lives of the furniture and equipment.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for material differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are provided for unrealized gain on investment securities, depreciation timing differences, and net operating loss carryovers. Valuation allowances are established when necessary to reduce deferred tax liabilities to the amount due for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2015.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2015 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $1,035,863.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 29, 2015 through March 29, 2016 for itself and its registered representatives. The total premium for the policy period will be $166,668. As of March 31, 2015 the portion of the premium earned by the insurance provider for three days is not material. The Company has made a down payment of $25,000 and received reimbursements of $21,182. The unpaid balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $71,616 resulting in unrealized gains of $129,502, including an unrealized gain of $52,053 for the year ended March 31, 2015.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to twenty-five percent of each employees' annual net compensation, to a maximum of $53,000, may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends December 31. Pension plan expense for the fiscal year ended March 31, 2015, included in employee benefits expense, is $55,874.

NOTE 9 - On June 1, 2009 the Company extended the lease for its prior administrative offices, covering the period June 1, 2009 through May 31, 2014. Monthly lease payments required over the term of the lease ranged from $6,035 to $7,242, plus tax and common area maintenance charges. Effective June 1,2014 the Company was renting their prior offices on a month to month basis. The Company terminated the use of their prior offices effective April 16, 2015. Total rent expense for the year was $88,715.
The Company entered into a lease for its current administrative offices effective April 17, 2015 and extending through March 31, 2021. Monthly lease payments required over the term of the lease range from $6,193 to $7,211. Rent for the first two full calendar months was to be abated.

Future annual minimum payments under the current lease, for years ending March 31, are as follows:

YEAR		AMOUNT
2016		$ 58,604
2017		76,920
2018		80,124
2019		80,124
2020		83,328
2021		86,532
	Total	$465,632

NOTE 10 - The Company is a respondent in an arbitration litigation case, Prolo v. American Investors Company, et al.
The claimants allege that the respondent did not properly supervise their registered representative. The claimants also allege that the representative, in advising them as to the safety of a certain investment, failed to properly advise them as to the risk involved, in contradiction to the claimants wishes for conservative investments.

The claimants seek damages in the amount of at least $1,483,000.

In connection with this arbitration case, the Company has provided an allowance for litigation costs liability in the amount of $275,000.

This case is currently in the discovery process.

NOTE 11 - Management has evaluated subsequent events through May 27, 2015, the date the financial statements were available to be issued.

NOTE 12 - Income tax expense represents the Company's actual and deferred tax for the fiscal year ended March 31, 2015. A deferred income tax benefit in the approximate net amount of $48,600, resulting from timing differences related to depreciation, net unrealized gain from marketable securities, and the allowance for litigation costs has been recognized as an asset.

Income taxes is comprised of the following:

	FEDERAL	STATE	TOTAL
Current	$ 19,706	$ 800	$ 20,506
Deferred Benefit	(56,300)	(11,800)	(68,100)
	$(36,594)	$(11,000)	$(47,594)

SUPPLEMENTARY INFORMATION

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2015

TOTAL OWNERSHIP EQUITY		$ 561,560
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Petty cash	$ 100	
Net commissions receivable	106,767	
Other receivables	2,537	
Prepaid expenses	9,961	
Net equipment	21,529	
Security deposit	7,242	
Deferred Income Tax Benefit	48,600	196,736
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		364,824
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		364,824
HAIRCUTS ON SECURITIES		
Marketable securities (15%)	30,167	
Marketable securities - Undue concentration: (15% of excess market value of 3000 shares of NDAQ ($152,820)and 936 shares of O ($48,298) over 10 % of net capital before haircuts on securities positions)	19,223	
NFS accounts (2%)	2,482	51,872
NET CAPITAL		$ 312,952

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE II

RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2015

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 632,076
ADJUSTMENTS		
Increase in non allowable net commissions receivable		(6,970)
Increase in income accruals:		
Commissions receivable		12,671
Adjustments to expense accruals:		
Accounts payable	$(8,012)	
Commissions payable	20,955	
Accrued wages and benefits	(313,600)	
Accrued payroll taxes	(22,468)	
Deferred income tax	19,500	
Income tax payable	(14,738)	(318,363)
Increase in undue concentration haircut		(6,462)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 312,952

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2015

MINIMUM NET CAPITAL REQUIRED		$ 126,389
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 126,389
EXCESS NET CAPITAL		
Net capital	$ 312,952	
Less net capital requirement	126,389	
Excess net capital		$ 186,563
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 312,952	
Less: 10% of total aggregate indebtedness	189,583	
Excess net capital at 1,000%		$ 123,369

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV

COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2015

TOTAL A-1 LIABILITIES	$ 1,895,827
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 1,895,827
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	606%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	77.1%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

L.S.Y., Inc. dba American Investors Company

We have reviewed management's statements, included in the accompanying exemption report, in which (1) L.S.Y., Inc. dba American Investors Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.S.Y., Inc. dba American Investors Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) L.S.Y., Inc. dba American Investors Company stated that L.S.Y., Inc. dba American Investors Company met the identified exemption provisions throughout the fiscal year ended March 31, 2015 without exception. L.S.Y., Inc. dba American Investors Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.S.Y., Inc. dba American Investors Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hansen & Company

Hayward, California

May 26, 2015

AMERICAN
Investors Company

(925) 866-2882 • Fax (925) 866-8989
2440 Camino Ramon, Suite 103
P.O. Box 1307
San Ramon, CA 94583
www.americaninvestorsco.com

May 26, 2015

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F ST. NE
Washington, DC 20549

To Whom It May Concern:

L.S.Y. Inc., dba American Investors Company (AIC) is a broker-dealer who does not directly handle customer funds or securities or any other duties associated with a clearing broker-dealer. AIC is registered with the U.S. Securities and Exchange Commission (SEC).

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, AIC performs an annual audit and files a "Report pursuant to Rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. In the report, AIC claims exemption to Rule 15c3-3 based on exemption k(2)(ii), which is noted below.

(k) Exemptions.
(2) The provisions of this section shall not be applicable to a broker or dealer:
(ii) Who, as an introducing broker-dealer, clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer, AIC promptly transmits all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rule 17a-3 and 17a-4.

The nature of the business of AIC qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts; AIC has met the identified exemption provisions throughout the fiscal year ended March 31, 2015 without exception.

Sincerely,

Clarence Yee
President

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
L.S.Y., Inc. dba American Investors Company
San Ramon, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by L.S.Y., Inc. dba American Investors Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating L.S.Y., Inc. dba American Investors Company's compliance with the applicable instructions of Form SIPC-7. L.S.Y., Inc. dba American Investors Company's management is responsible for the L.S.Y., Inc. dba American Investors Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries from the Company's operating cash checking account noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, specifically quarterly Focus Reports, internal detailed income statements, trading account statements, outside broker monthly clearing statements, certificate of deposit transactions, and interest and dividend accounts analysis noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in related schedules and working papers, specifically quarterly Focus Reports, internal detailed income statements, trading account statements, outside broker monthly clearing statements, certificate of deposit transactions, and interest and dividend accounts analysis supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hayward, California
May 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017613 FINRA MAR
LSY INC
D/B/A AMERICAN INVESTORS COMPANY
~~2682 BISHOP DR STE 123~~ 2440 Camino Ramon, Ste 103
SAN RAMON CA 94583-4450

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17,435
   B. Less payment made with SIPC-6 filed (exclude interest) (8443)
      10/30/2014
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 8,992
   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 8,992
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 8,992
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.S.Y., Inc. dba American Investors Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of May, 2015.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ___ Postmarked ___ Received ___ Reviewed

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2014
and ending 3/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,783,956
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	884
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	884
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	<4,671,963>
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<78,761>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	<52,053>
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	<145>
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest, Dividend Income (Deductions in excess of $100,000 require documentation)	<4,474>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,476	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 774	
Enter the greater of line (i) or (ii)	<3,476>
Total deductions	<4,810,872>
2d. SIPC Net Operating Revenues	$ 6,973,968
2e. General Assessment @ .0025	$ 17,435

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